BASS
BERRY·SIMS PLC

Sehrish Siddiqui
PHONE: (901) 543-5979
FAX: (877) 521-2816
E-MAIL: ssiddiqui@bassberry.com

The Tower at Peabody Place
100 Peabody Place, Suite 900
Memphis, TN 38103-3672
(901) 543-5900

May 27, 2011

VIA: FEDERAL EXPRESS

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attn: Kevin Rupert, Esq.

Re: Triangle Capital Corporation

Dear Kevin:

Please find enclosed a courtesy copy of Triangle Capital Corporation's (the "Company") universal shelf registration statement on Form N-2 (the "Registration Statement"), as filed with the Securities and Exchange Commission (the "SEC") via EDGAR on June 27, 2011.

The Registration Statement is similar to the Company's previous registration statement on Form N-2 (No. 333-151930) except that the Registration Statement registers a new dollar amount and additional classes of securities and updates certain business, financial and other information.

We look forward to hearing from you soon.

Sincerely,



Sehrish Siddiqui

SS:jp
Enclosure

9638320.1